

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Gary L. Lauer
Chairman of the Board of Directors,
President and Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, CA 94043

      Re: **eHealth, Inc.**
                Form 10-K
                Filed March 5, 2010
                File No. 001-33071

Dear Mr. Lauer:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Jeffrey Riedler
                          Assistant Director